

13000090

NO ACT

PE 01/03/2013

Received SEC

JAN 28 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Kristin R. Kaldor
The Dun & Bradstreet Corporation
KaldorK@DNB.com

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 1/28/13

Re: The Dun & Bradstreet Corporation
Incoming letter dated January 3, 2013

Dear Ms. Kaldor:

This is in response to your letters dated January 3, 2013, January 7, 2013, January 11, 2013, and January 24, 2013 concerning the shareholder proposal submitted to Dun & Bradstreet by John Chevedden. We also have received letters from the proponent dated January 4, 2013, January 8, 2013, January 17, 2013, January 21, 2013, and January 24, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dun & Bradstreet Corporation
Incoming letter dated January 3, 2013

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that Dun & Bradstreet may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Dun & Bradstreet seeking approval of amendments to Dun & Bradstreet's certificate of incorporation and bylaws. You also represent that the proposal conflicts with Dun & Bradstreet's proposal. You indicate that inclusion of both proposals would present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Dun & Bradstreet omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 3, 2013 company request concerning this rule 14a-8 proposal.

In spite of the company claims the company provided no evidence of any company receiving a Staff Reply Letter in regard to a threshold higher than its 40% threshold for written consent or a threshold higher than its 40% threshold for a shareholder right to call a special meeting. The company reiterated its stand on not releasing any more details.

The company makes absolutely no commitment to put its tentative proposal to a shareholder vote if the rule 14a-8 proposal becomes disqualified for any reason other than (i)(9). The company proposal could be described as a pop-up proposal – the company pops it up only as long as the company needs a reason to avoid the rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kristin R. Kaldor <KaldorK@DNB.com>



January 24, 2013

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter respectfully responds to Mr. John Chevedden's third letter, dated January 17, 2013, and a subsequent email, dated January 21, 2013 in support of the shareholder proposal (the "Shareholder Proposal") he submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in The Dun & Bradstreet Corporation's (the "Company") proxy materials relating to the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). We submitted our no-action request in relation to the Shareholder Proposal on January 3, 2013.

As we explained in detail in our prior correspondence, our no-action request is based on the conflict between the Shareholder Proposal and the proposal (the "Company Proposal") that the Company plans to submit to the shareholders at its 2013 Annual Meeting. Both proposals relate to stockholder action by written consent. To reiterate, the Company Proposal will contain certain procedural safeguards that are absent from the Shareholder Proposal, including (i) an ownership threshold for initiating action by written consent, (ii) a requirement that all shareholders be solicited, and (iii) provisions for the timing of written consents. The Staff has previously granted no-action relief in similar circumstances, including in the numerous precedents cited in our no-action request.

Mr. Chevedden's continued assertions that the procedural safeguards in the Company Proposal will be at "record high levels" are incorrect. As stated previously, the Company Proposal will set the ownership percentage for initiating action by written consent at the same level as the corresponding threshold in our charter and

Kristin R. Kaldor
Assistant Corporate Secretary
kaldork@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5975 F 866.608.3587 www.dnb.com



bylaws for shareholders to call a special meeting.[1] This is consistent with all the precedents cited in our no-action request. As we explained in our prior correspondence, this is not surprising, because both written consents and special meetings serve the same purpose: stockholder action outside the annual meeting cycle. It is therefore important that the ownership thresholds and other procedural provisions are substantially similar for those two types of stockholder action. The ownership thresholds and other procedural provisions that companies adopt around written consents are designed to put action by written consent on substantially similar footing with action through a special meeting. As stated previously, the procedural provisions in the Company Proposal will be in line with those adopted by precedents cited in our no-action request.

In assessing no-action requests under Rule 14a-8(i)(9), the Staff has consistently focused on the key conflicts between a proponent's proposal and a company's proposal. In light of applicable Staff precedent, we believe that the level of detail we have provided about the Company Proposal is more than sufficient for the purposes of assessing the conflict between the Shareholder Proposal and the Company Proposal under Rule 14a-8(i)(9).

For example, during our 2012 no-action process relating to a proposal for a shareholder right to call special meetings, Mr. Chevedden demanded more detail about the "procedural provisions relating to the timing and process for calling a special meeting" to be included in the Company's proposal, but the Staff granted relief under Rule 14a-8(i)(9) on the basis of the general summary provided by the Company. See *The Dun & Bradstreet Corporation* (January 31, 2012). In *The Allstate Corporation* (March 5, 2012), a precedent cited in our present no-action request, the proponent argued that the company needed to provide the full text of the company's charter amendment for purposes of the Rule 14a-8(i)(9) analysis. In that case, the company simply confirmed that the amendment contained "several parameters" that were not included in the proponent's proposal, highlighting an ownership threshold and the requirement that all stockholders be solicited, and the Staff granted no-action relief on that basis. Similarly, in *CVS Caremark Corporation* (January 20, 2012), also cited in our no-action request, the proponent again alleged that there were "hidden" restrictions that the company would "pile on" as part of the additional procedures mentioned in its proposal, but the Staff found

---

[1] As stated previously, the Company's has set the threshold for calling a special meeting at 40% of the outstanding shares, as have several other companies. See the relevant precedents cited in our no-action request for the no-action letter we obtained last year, *The Dun & Bradstreet Corporation* (January 31, 2012).



the basic outline provided by the company sufficient for its no-action relief under Rule 14a-8(i)(9).

We believe that the position the Staff has taken in this regard is sound policy. The purpose of the Rule 14a-8 no-action process is to assess whether a company has a reasonable basis for excluding a shareholder proposal. In the case of Rule 14a-8(i)(9), the ground for exclusion is that the shareholder proposal conflicts with a company proposal, and the no-action process therefore needs to provide sufficient information to enable the Staff to evaluate whether such a conflict exists. It is not the purpose of the no-action process to publicly present all the details of the company proposal or the company's arguments on its merits. That detailed disclosure, including the full text of the proposal and the explanation of the company's recommendation, are included in the proxy statement that is distributed to shareholders at the appropriate time.

We therefore respectfully reiterate our request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(9).

If we may be of any further assistance, please do not hesitate to contact me at (973) 921-5975 or Richard S. Mattessich at (973) 921-5837.

Very truly yours,

Kristin R. Kaldor

Kristin R. Kaldor
kaldork@dnb.com

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Richard S. Mattessich
Vice President, Associate General Counsel
and Assistant Corporate Secretary
mattessichr@dnb.com

Christie A. Hill
Senior Vice President, General Counsel
and Corporate Secretary
hillc@dnb.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 3, 2013 company request concerning this rule 14a-8 proposal.

The company January 7, 2013 letter in effect said that 40% of shareholders will need to petition to set a record date in regard to acting by written consent. Requiring 40% to petition seems to be a record high amount. The company January 11, 2013 letter appears to implicitly agree that it is asking for a record high threshold for shareholders to have any hope of acting by written consent.

The 40% requirement is a red flag that the other "procedural safeguards" planned by the company will be at record high levels of discouragement to shareholders. The company January 11, 2013 letter appears to implicitly agree.

The company January 11, 2013 letter also refers to the record high amount that it adopted for shareholders to have any hope of calling a special meeting. The earlier company 40% special meeting proposal was another company maneuver to avoid a rule 14a-8 proposal calling for a 10% threshold. The company proposal, with the record high threshold, was presented on a take-it or leave-it basis. Shareholders had no option to vote for lower than 40%.

The company is proposing the ultimate in "procedural safeguards" through a bundle of requirements combined with a high threshold to ensure that a procedure will so unattractive that it will never be used.

Plus the company has absolutely no commitment to its tentative proposal should the rule 14a-8 proposal become disqualified for reasons other than (i)(9).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kristin R. Kaldor <KaldorK@DNB.com>

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, January 21, 2013 11:06 AM
To:	Kaldor, Kristin
Cc:	shareholderproposals
Subject:	Rule 14a-8 Proposal The Dun & Bradstreet Corporation (DNB)

Ms. Kristin R. Kaldor
Assistant Corporate Secretary
Phone (973) 921-5975

Dear Ms. Kaldor,
Please advise this week whether the company is committed to publishing its limited written consent proposal if the proponent inadvertently sells his stock before the preliminary 2013 proxy is published.
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission



January 11, 2013

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to Mr. John Chevedden's second letter, dated January 8, 2013, in support of the shareholder proposal (the "Shareholder Proposal") he submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in The Dun & Bradstreet Corporation's (the "Company") proxy materials relating to the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). We submitted our no-action request in relation to the Shareholder Proposal on January 3, 2013. This letter respectfully responds to Mr. Chevedden's latest comments.

Our no-action request is based on the long-standing Staff position that a shareholder proposal is excludable under Rule 14a-8(i)(9) where it directly conflicts with a proposal to be submitted by the company covering the same subject matter. The Shareholder Proposal relates to the right of shareholders to act by written consent. As discussed in our no-action request, the Company plans to submit its own proposal (the "Company Proposal") to give shareholders the right to act by written consent. As explained in our request, under the Company Proposal, the right to act by written consent will be subject to certain procedural safeguards. Mr. Chevedden's Shareholder Proposal does not contain any of those procedural safeguards, and thus directly conflicts with the Company Proposal.

We are writing to clear up any confusion that might result from Mr. Chevedden's latest letter. We explained in our previous letter that the ownership threshold for initiating a written consent process under the Company Proposal will be consistent with the corresponding ownership threshold in our charter and bylaws for calling a

Kristin R. Kaldor
Assistant Corporate Secretary
kaldork@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5975 F 866.608.3587 www.dnb.com



special meeting. Mr. Chevedden's latest letter complains that this threshold is "high."

Different companies have set their ownership thresholds for the right of shareholders to call special meetings at different levels, depending on considerations relevant to each company, and as approved by their shareholders. At our 2012 Annual Meeting, our shareholders adopted a threshold of 40% for calling a special meeting. Once a threshold for calling a special meeting has been set, using the same threshold for initiating a written consent process is important because it prevents the written consent process from being used to circumvent the parameters set for the special meeting process. After all, special meetings and written consents serve the same purpose: shareholder action outside the annual meeting cycle. As we noted in our previous letter, several companies, including all the no-action precedents cited in our request, have therefore adopted this approach of consistency across both types of shareholder action in the ownership threshold required to make the request. This consistency will often include not just the ownership threshold, but also other aspects of the request process, such as the information to be provided in the request and the timing of the request relative to annual and special meetings.

As regards the other procedural safeguards to be included in the Company Proposal, these are not "secret," but, as we noted, will be consistent with those recently adopted by other companies in this area. The most significant one will be a requirement that there be a solicitation of all shareholders, as highlighted in our no-action request, so that all shareholders are fully informed about the action to be taken. Again, this is consistent with all of the precedents cited in our no-action request. They will further include provisions for the timing of written consents, also highlighted in our no-action request, so that all shareholders have sufficient time to fully consider and discuss the proposed action before it is actually taken. Again, most of the precedents cited in our no-action request included such provisions. The Company Proposal will be consistent with these precedents.

Most importantly, however, the purpose of our no-action request and this subsequent correspondence is not to discuss the merits of the Company Proposal or rank each of its features as "high" or "low" relative to the corresponding provisions of other companies. Our no-action request is based on the conflict between Mr. Chevedden's Shareholder Proposal and the Company Proposal, as demonstrated by the significant aspects we have highlighted. Mr. Chevedden's comments do not address, or dispute, this conflict.



We therefore respectfully reiterate our request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(9).

If we may be of any further assistance, please do not hesitate to contact me at (973) 921-5975 or Richard S. Mattessich at (973) 921-5837.

Very truly yours,

Kristin R. Kaldor

Kristin R. Kaldor
kaldork@dnb.com

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Richard S. Mattessich
Vice President, Associate General Counsel
and Assistant Corporate Secretary
mattessichr@dnb.com

Christie A. Hill
Senior Vice President, General Counsel
and Corporate Secretary
hillc@dnb.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 3, 2013 company request concerning this rule 14a-8 proposal.

The company January 7, 2013 letter in effect says that 40% of shareholder will need to petition to set a record date in regard to acting by written consent. Requiring 40% to petition seems to be a record high amount.

All that is needed now is to learn the numerous additional secret ways the company plans to toss cold water on shareholders acting by written consent. The 40% requirement is a red flag that the other "procedural safeguards" planned by the company will be at record high levels of discouragement to shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kristin R. Kaldor <KaldorK@DNB.com>



January 7, 2013

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is in response to the letter from Mr. John Chevedden that we received on January 4, 2013 in response to our letter to the Staff dated January 3, 2013. Mr. Chevedden's letter alleges that the ownership threshold in the Company Proposal could be set at 90%. This is of course not the intention. We take the opportunity to clarify that the minimum ownership threshold for initiating action by written consent in the Company Proposal will be consistent with the corresponding ownership threshold in our charter and bylaws for shareholders to call a special meeting. This is consistent with the approach taken by other companies, including all the no-action precedents cited in our letter. As Mr. Chevedden is well aware, all of these companies set the ownership threshold for initiating action by written consent at the same level as the corresponding threshold for calling a special meeting, and we intend to do the same.

Very truly yours,

Kristin R. Kaldor

Kristin R. Kaldor

Kristin R. Kaldor
Assistant Corporate Secretary
kaldork@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5975 F 866.608.3587 www.dnb.com



cc: John Chevedden

Richard S. Mattessich
Vice President, Associate General Counsel
and Assistant Corporate Secretary
mattessichr@dnb.com

Christie A. Hill
Senior Vice President, General Counsel
and Corporate Secretary
hillc@dnb.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 3, 2013 company request concerning this rule 14a-8 proposal.

The company letter could trigger avoidance of this rule 14a-8 proposal if the company simply puts forth its own proposal "providing" for written consent contingent on at least 90% of outstanding common stock submitting a request to the Company's secretary requesting a record date for such action.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kristin R. Kaldor <KaldorK@DNB.com>



January 3, 2013

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The Dun & Bradstreet Corporation (the "Company") received from Mr. John Chevedden a shareholder proposal (the "Shareholder Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the proxy materials (the "2013 Proxy Materials") relating to the Company's 2013 Meeting of Shareholders (the "2013 Annual Meeting"). The full text of the Shareholder Proposal and related supporting statement submitted to the Company is attached hereto as Exhibit A.

The Shareholder Proposal requests that the Company give shareholders the right to act by written consent in lieu of a meeting. As more fully discussed below, the Company plans to submit its own proposal (the "Company Proposal") to give shareholders the right to act by written consent subject to compliance with certain procedural provisions that are absent from the Shareholder Proposal. In light of the foregoing, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Company may exclude the Shareholder Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

Kristin R. Kaldor
Assistant Corporate Secretary
kaldork@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5975 F 866.608.3587 www.dnb.com



- concurrently sent a copy of this correspondence to Mr. Chevedden.

Rule 14a-8(k) under the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that a shareholder proponent is required to send to a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to inform Mr. Chevedden that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

Written Consent under the Company's Current Charter and Bylaws

The Company's amended and restated certificate of incorporation (the "Charter") currently expressly prohibits shareholder action by written consent, and the Company's amended and restated bylaws (the "Bylaws") therefore do not contain any procedures for conducting such written consents.

The Shareholder Proposal

The Shareholder Proposal seeks to allow shareholders to act by written consent in lieu of a meeting and provides, in relevant part, for the adoption of the following resolution at the 2013 Annual Meeting:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.



The Company Proposal

The Board of Directors of the Company (the "Board") has determined to recommend to the Company's shareholders amendments to the Charter and By-laws pursuant to the Company Proposal. If approved by the requisite vote of shareholders at the 2013 Annual Meeting, the amendments implementing the Company Proposal will permit shareholders to act by written consent in lieu of a meeting if certain procedural safeguards are complied with. These procedural safeguards will be consistent with those recently adopted by several other companies in this area and will include a minimum ownership threshold for initiating action by written consent, advance notice to the Board to establish a record date, provisions relating to the timing of written consents, and a requirement that proxies be solicited from all shareholders. The Company believes that these procedural safeguards are necessary to ensure that the written consent process is conducted in a manner that is fair, transparent, and inclusive with respect to all shareholders.

ANALYSIS

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal

As noted above, the Board will recommend that shareholders approve the Company Proposal at the 2013 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The Shareholder Proposal will directly conflict with the Company Proposal because both proposals address the same issue, the ability of shareholders to act by written consent, but the Company Proposal will include an ownership threshold and other procedural safeguards not contained in the Shareholder Proposal. In contrast to the Company Proposal, the Shareholder Proposal requests that shareholders be given "the fullest power to act by written consent consistent with applicable law." The Delaware General Corporation Law and other applicable laws permit action by written consent even if none of the



procedural safeguards contained in the Company Proposal are implemented. The two proposals would therefore present alternative and conflicting decisions for shareholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results.

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(9) of shareholder proposals relating to action by written consent based on facts that were substantially similar to the ones presented in this letter. See, e.g., *The Allstate Corporation* (March 5, 2012); *Altera Corporation* (February 1, 2012); *CVS Caremark Corporation* (January 20, 2012); *Home Depot, Inc.* (March 29, 2011). Each of those prior no-action letters dealt with a shareholder proposal that was practically identical to the Shareholder Proposal discussed in this letter. In each of those cases, the company was putting forward its own proposal for a charter amendment that gave shareholders the right to act by written consent. Each of those company proposals contained procedural provisions similar to the ones to be included in the Company Proposal described in this letter: a minimum ownership threshold for initiating action by written consent, a process for advance notice and establishing a record date, provisions relating to the timing of written consents, and a requirement that proxies by solicited from all shareholders. In each of these cases, the Staff concurred with the exclusion of the shareholder proposal on action by written consent on the basis that it did not contain those procedural provisions and therefore conflicted with the corresponding company proposal.

Therefore, the Company believes that the Shareholder Proposal may properly be excluded from its 2013 Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal.

*****



Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from the 2013 Proxy Materials. We will gladly provide you with any additional information and answer any questions that you may have with respect to this matter. If we may be of any further assistance, please do not hesitate to contact me at (973) 921-5975 or to contact Richard S. Mattessich, mattessichr@dnb.com, the Company's Vice President, Associate General Counsel and Assistant Corporate Secretary at (973) 921-5837. If the Staff disagrees with our conclusion that the Shareholder Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

Very truly yours,

Kristin R. Kaldor

Kristin R. Kaldor
kaldork@dnb.com

cc: John Chevedden

Richard S. Mattessich
Vice President, Associate General Counsel
and Assistant Corporate Secretary
mattessichr@dnb.com

Christie A. Hill
Senior Vice President, General Counsel
and Corporate Secretary
hillc@dnb.com

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Sara Mathew
Chairman of the Board
The Dun & Bradstreet Corporation (DNB)
103 JFK Pkwy
Short Hills NJ 07078

REVISED NOV. 26, 2012

Dear Ms. Mathew,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 29, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Jeffrey S. Hurwitz <hurwitzj@dnb.com>
Corporate Secretary
Phone: 973 921-5500
FX: 973-921-6056
Fax: (866) 608-3587
Kristin Kaldor <KaldorK@DNB.com>

[DNB: Rule 14a-8 Proposal, October 29, 2012, revised November 26, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern about pay for our executives. Annual incentive bonuses for executives could be increased based on subjective issues. Subjective issues can undermine an executive incentive plan. Long-term incentives consisted of 50% performance-based restricted stock units and 50% market-priced stock options that simply vested over time. To be effective, all equity pay given as a long-term incentive to our highest paid executives should include performance requirements. Also, market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance. Our CEO, Sara Mathew, also had a potential $32 million entitlement for a change in control. Ms. Mathew also received our highest negative votes.

Two directors had 10-years tenure, including John Alden. Director independence tends to erode after 10-years. An independent perspective is so valued for a board of directors. Mr. Alden also had one of 3 seats each on our executive pay and nomination committees. With seats on a total of 4 boards of major companies Mr. Alden at age 70 was potentially overextended. Two of these seats were at companies rated "D" by GMI and Mr. Alden had more than 10-years tenure each at the companies rated "D."

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Original proposal received October 29, 2012

Ms. Sara Mathew
Chairman of the Board
The Dun & Bradstreet Corporation (DNB)
103 JFK Pkwy
Short Hills NJ 07078

Dear Ms. Mathew,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

Oct 29, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Jeffrey S. Hurwitz <hurwitzj@dnb.com>
Corporate Secretary
Phone: 973 921-5500
FX: 973-921-6056
Fax: (866) 608-3587
Kristin Kaldor <KaldorK@DNB.com>

[DNB: Rule 14a-8 Proposal, October 29, 2012]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern about pay for our executives. Annual incentive bonuses for executives could be increased based on subjective issues. Subjective issues can undermine an executive incentive plan. Long-term incentives consisted of 50% performance-based restricted stock units and 50% market-priced stock options that simply vested over time. To be effective, all equity pay given as a long-term incentive should include performance-vesting criteria. Also, market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance. Our CEO, Sara Mathew, also had a potential $32 million entitlement for a change in control. Ms. Mathew received our highest negative votes.

Two directors had 10-years tenure, including John Alden. Director independence tends to erode after 10-years. Mr. Alden also had one of 3 seats each on our executive pay and nomination committees. With seats on a total of 4 boards Mr. Alden at age 70 was potentially overextended. Two of these seats were at companies rated "D" by GMI and Mr. Alden had more than 10-years tenure each at the companies rated "D."

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***